Exhibit 21

LIST OF SUBSIDIARIES

Name	State of Incorporation

Education Lending Services, Inc.	Delaware

Student Loan Xpress, Inc.	Delaware

Education Funding Resources, LLC	Delaware

Education Funding Capital I, LLC	Delaware

Education Funding Capital Trust - I	Delaware

Education Funding Capital Trust - II	Delaware

Education Funding Capital Trust - III	Delaware